Execution Version

Note: Certain portions of this document have been marked “[c.i.]” to indicate that confidential treatment has been requested for this confidential information. The confidential portions have been omitted and submitted separately with the Securities and Exchange Commission.

CLINICAL TRIAL collaboration AGREEMENT

This Collaboration Agreement (this “Agreement”) is entered into as July 21, 2014 (“Effective Date”), by and among MedImmune, LLC, a limited liability company having a place of business at One MedImmune Way, Gaithersburg, MD 20878 USA (“MedImmune”), and Advaxis, Inc., a New Jersey Limited Liability Company, having a place of business at 305 College Road East, Princeton, New Jersey 08540 USA (“ADVAXIS”). Each of ADVAXIS and MedImmune may be referred to in this Agreement as a “Party,” and collectively, they may be referred to as the “Parties.”

WHEREAS, MedImmune is in the business of developing therapeutic drugs for the treatment of human health conditions and has identified a certain MedImmune Development Product that has therapeutic potential in the treatment of cancer, and wishes to collaborate with a third party for a clinical study of such MedImmune Development Product;

WHEREAS, ADVAXIS is in the business of developing Listeria monocytogenes (Lm) immunotherapy therapeutic products for the treatment of human health conditions and has identified an ADVAXIS Development Product that has therapeutic potential in the treatment of cancer, and wishes to collaborate with a third party for a clinical study of such ADVAXIS Development Product;

WHEREAS, the Parties believe that there may be potential therapeutic benefit from the combination of the MedImmune Development Product and the ADVAXIS Development Product in the treatment of cancer;

WHEREAS, each Party has established a clinical research program to conduct clinical trials of cancer immunotherapies and wishes to perform a clinical trial using combination of the MedImmune Development Product and ADVAXIS Development Product;

WHEREAS, the Parties see a mutually beneficial opportunity to collaborate in such a combination clinical trial as more detailed herein.

NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound agree as follows:

1. DEFINITIONS.

1.1 Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meaning set forth below.

“AAA” shall have the meaning set forth in Section 2.2(c)(ii).

“ADVAXIS Invention” shall have the meaning set forth in Section 4.3.

“ADVAXIS Development Product” means ADXS11-001 which is a live, attenuated Listeria monocytogenes (Lm) based vector bioengineered to secrete an antigen-adjuvant fusion (tLLO-E7) protein consisting of a truncated fragment of the listeriolysin (tLLO) fused to human papillomavirus type 16 E7 (HPV16-E7). “ADVAXIS Representatives” shall mean ADVAXIS, its Affiliates and each of their respective directors, managers, officers, employees and agents.

“Affiliate” means any person, corporation, or other entity that controls, is controlled by, or is under common control with a Party. A corporation or other entity shall be regarded as in control of another corporation or entity if it owns or directly or indirectly controls more than fifty percent (50%) of the voting stock or other ownership interest of the other corporation or entity, or if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the corporation or other entity or the power to elect or appoint fifty percent (50%) or more of the members of the governing body of the corporation or other entity.

“Alliance Manager” shall have the meaning set forth in Section 2.2(g).

“Antibody” means, depending on the context it is used in, a molecule or genetic material that encodes such a molecule where the binding activity of the molecule comprises complementarity determining regions. This includes, but is not limited to, a molecule or genetic material encoding such a molecule comprising or containing:

●	at least one immunoglobulin variable domain;

●	parts of such domains or modifications thereof; or

●	the genetic materials that encode either one of the 1st and 2nd sub-bullets right before this 3rd bullet.

“Anti-bribery and Anti-corruption Laws” means the U.S. Foreign Corrupt Practices Act, as amended, the UK Bribery Act 2010 and any other applicable anti-bribery and anti-corruption laws in any country in the Territory.

“Anti-Corruption Policies” means the AstraZeneca Global Policy on Ethical Interactions, as the same may be amended, modified or supplemented from time to time.

“Applicable Law(s)” means any national, supra-national, federal, state or local laws, treaties, statutes (including but not limited to the FD&C Act, EMA regulations, and any laws, regulations and guidelines pertaining to human subject protection and privacy), ordinances, rules and regulations, including any rules, regulations, guidance or guidelines having the binding effect of law, or requirements of Regulatory Authorities, national securities exchanges or securities listing organizations, government authorities, courts, tribunals, agencies other than Regulatory Authorities, legislative bodies and commissions that are in effect in any part of the Territory from time to time during the term of the Agreement.

“Background Intellectual Property” means, individually and collectively, all Intellectual Property Rights of any of the Parties in existence at any time prior to the Effective Date provided to the other Party for use in, or which is necessary or useful for performing, the Sponsored Clinical Trial. In the case of ADVAXIS, Background Intellectual Property shall include but not be limited to, rights in and to the ADVAXIS Development Product and in and to any INDs relating to the ADVAXIS Development Product. In the case of MedImmune, Background Intellectual Property shall include but not be limited to, rights in and to the MedImmune Development Product and in and to any INDs relating to the MedImmune Development Product.

“Business Day” means any day other than a Saturday or Sunday that is not a national holiday in the United States.

“CFR” means the United States Code of Federal Regulations.

“Clinical Development and Commercialization Agreement” shall have the meaning set forth in Section 3.4.1.

“Confidential Information” means any confidential and proprietary scientific, technical, commercial, marketing or other information (as hereinafter defined) furnished, directly or indirectly, and whether in writing, orally or otherwise, by one Party (“Disclosing Party”) to the other Party (“Receiving Party”) pursuant to or in connection with this Agreement and/or arising from the activities or transactions contemplated by this Agreement, and/or relating to Proprietary Materials (as hereinafter defined). All information disclosed and to be protected hereunder as Confidential Information, if disclosed in writing or other tangible form, shall be designated as confidential and proprietary at the time of delivery, or if disclosed orally or in other intangible form, shall be identified as confidential and proprietary in writing within thirty (30) days of disclosure.

“Data” means the information, data or results arising from the activities under this Agreement, including the Study Data and any analyses of the foregoing.

“Derivative(s)” means substances created which constitute an unmodified functional subunit or product expressed by the ADVAXIS Development Product. Some examples of Derivatives include: subclones of unmodified cell lines, purified or fractionated subsets of the ADVAXIS Development Product, proteins expressed by DNA/RNA, or monoclonal antibodies secreted by a hybridoma cell line.

“Development Products” means the ADVAXIS Development Product and/or the MedImmune Development Product.

“Expert” shall have the meaning set forth in Section 2.2(c)(ii).

“FDA” means the United States Food and Drug Administration, or any successor thereto.

“FD&C Act” means the United States Federal Food, Drug and Cosmetic Act of 1938 and applicable regulations promulgated thereunder, as amended from time to time.

“Forecast” means a twelve (12) month written rolling forecast that is approved by the JSC that includes the best estimate of the following information for the applicable twelve (12) months: (i) the quantity of MedImmune Development Product reasonably needed to supply the Sponsored Clinical Trial for the applicable period; (ii) the dose; (iii) the frequency of dosing; (iv) the number of patient subjects to be enrolled; (v) the duration of the Sponsored Clinical Trial; and (vi) the number of Study Sites to perform the Sponsored Clinical Trial and the country in which each Study Site is based.

“Good Clinical Practices”, “Good Laboratory Practices” and “Good Manufacturing Practices” shall have the meaning set forth in FDA rules, regulations and guidelines and any other applicable corresponding rules, regulations and guidelines in any other Territory.

“Government Official” means any person employed by or acting on behalf of a government, government-controlled entity or public international organization; any political party, party official or candidate; any person who holds or performs the duties of an appointment, office or position created by custom or convention; and any person who holds him/herself out to be the authorized intermediary of a Government Official.

“HIPAA” means the United States Health Insurance Portability and Accountability Act of 1996 and its applicable regulations.

“HPV” shall mean human papillomavirus.

“ICH Guidelines” means the guidelines of the International Conference on Harmonization.

“IND” means an investigational new drug application, as defined in the FD&C Act, filed with the FDA and necessary for beginning clinical trials of any product in humans or any clinical trial application (CTA) or other equivalent application or other documentation filed with any Regulatory Authority of a country other than the U.S. required to begin clinical trials of any product in humans in that country.

“Intellectual Property Right(s)” means any and all ideas, inventions, discoveries, know-how, data, information, results, databases, documentation, reports, materials, writings, designs, computer software, processes, principles, methods, techniques and other information, including Patents, trade secrets, trade-marks, service marks, trade names, registered designs, design rights, copyrights (including rights in computer software and database rights), whether registered or not, and all legal means of establishing rights in and to and the aforesaid rights or property similar to any of the foregoing, in any part of the world, together with the right to apply for the registration of any such rights.

“Investigator” means an individual who conducts a clinical investigation (i.e., under whose immediate direction the drug is administered or dispensed to a subject).

“IRB” shall have the meaning set forth in Section 3.1(e).

“JSC” shall have the meaning set forth in Section 2.1.

“Joint MedImmune-ADVAXIS Invention” shall have the meaning set forth in Section 4.4.

“MedImmune Clinical Representative” shall have the meaning set forth in Section 3.1(b).

“MedImmune Compound Invention” shall have the meaning set forth in Section 4.2.

“MedImmune Development Product” means the MEDI-4736 antibody binding to Programmed DEATH-Ligand1 (PD-L1), also known as cluster of differentiation 274 (CD274) or B7 homolog1 (B7-H1).

“MedImmune Drug Supply” means the amount of the MedImmune Development Product supplied pursuant to Section 3.3.1 which meets the standards of Good Manufacturing Practice for use in human clinical trials in the country in the Territory.

“MedImmune Representatives” shall mean MedImmune, its Affiliates and each of their respective directors, managers, officers, employees and agents.

“Negotiation Period” means a period beginning upon the completion of the Sponsored Clinical Trial and receipt by MedImmune of the last final report for the Sponsored Clinical Trial and, unless extended in writing by the Parties, ending one-hundred twenty (120) days thereafter.

“Net Sales” means with respect to Royalty Bearing Product the gross amount invoiced to a Third Party for Royalty Bearing Product by ADVAXIS or its Affiliates or any of their respective licensees or sub-licensees, and in each case to extent included in the gross amount invoiced after deducting the following related to the applicable Royalty Bearing Product:

(a) trade, quantity and/or cash discounts, allowances or rebates, including promotional, service or similar discounts or rebates and discounts or rebates to governmental or managed care organizations, to the extent actually given or allowed in connection with Royalty Bearing Product;

(b) credits or allowances actually granted with respect to Royalty Bearing Products by reason of rejection, defects, recalls or returns, or chargebacks;

(c) any tax, tariff, duty or government charge (including any Indirect Taxes, import or customs duty or similar tax or government charge, but excluding any income tax) levied on the sale, transfer, delivery and/or transportation of the Royalty Bearing Product; and

(d) a reasonable allowance for bad debt, which allowance for bad debt for a calendar year shall be adjusted in the last Quarter of a calendar year to reflect the amount of bad debt actually written off for sale of Royalty Bearing Product for that calendar year.

ADVAXIS shall make periodic adjustments of the amounts described in (a) through (d) to its initial accruals of such amounts applied in a prior calendar Quarter to reflect amounts actually incurred or taken.

Net Sales shall be determined in accordance with the accounting convention used by ADVAXIS consistently applied.

“Patents” means (a) issued patents, (b) provisional patent applications filed in any jurisdiction, (b) non-provisional patent applications filed in any jurisdiction, whether or not corresponding to or claiming priority from any other patent and/or patent applications, (c) divisional, continuations and continuations-in-part of a patent and/or patent application, (d) all reissues, re-examination certificates, registrations, confirmations, extensions, substitutions, renewals and supplementary protection certificates of any patents and/or patent applications, and (e) all foreign counterparts of the patents and patent applications.

“PD-1” means Programmed Death-1 receptor, also identified as CD279, and encoded by the PDCD1 gene.

“PD-1 Antibody” means an antibody binding to PD-1.

“PD-L1” means Programmed Death-Ligand 1, also identified as CD274 or B7-H1, and encoded by the CD274 gene.

“PD-L1 Antibody” means an antibody binding to PD-L1.

“Person” means any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, limited liability partnership, unincorporated organization, government (or any agency or political subdivision thereof) or other legal entity or organization.

“Pharmacovigilance Agreement” shall mean that certain pharmacovigilance agreement referenced in Section 3.1(j) of this Agreement.

“Principal Investigator” means [c.i.] at Georgia Regents University, or as may be amended or changed upon written consent of both Parties.

“Progeny” means unmodified descendants from the ADVAXIS Development Product, such as virus from virus, cell from cell, or organism from organism.

“Protocol Concept Sheet” means the draft proposed protocol of the Sponsor Clinical Trial, attached to this Agreement as Attachment A, which shall be the basis for the JSC approved final protocol.

“Publication” shall have the meaning set forth in Section 5.6.

“Quality Assurance Agreement” shall mean that certain quality assurance agreement(s) referenced in Section 3.1(j) of this Agreement.

“Quarter” means each period of three (3) months ending on March 31, June 30, September 30, or December 31, and “Quarterly” shall be construed accordingly.

“Regulatory Approval” means any applicable and all approvals from Regulatory Authorities in a country which are required to market and sell Development Products in such country.

“Regulatory Authority” means any national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity, with authority over the distribution, importation, exportation, manufacture, production, use, storage, transport, investigational clinical testing or sale of a drug for use in humans, in the Territory, including but not limited to the FDA.

“Representatives” means, with respect to a Party, such Party’s Affiliates and its and their respective officers (including directors), trustees, employees, agents, vendors and sub-contractors, and with respect to either Party acting as a Sponsor of a Sponsored Clinical Trial, any other Person engaged in the conduct of the Sponsored Clinical Trials as permitted hereunder.

“Royalty Bearing Product” means any HPV immunotherapy (including, but not limited to, an ADVAXIS Development Product that has Regulatory Approval to be used in conjunction or in combination with any PD-1 Antibody or PD-L1 Antibody.

“Samples” means all biological samples, including blood, tissue, tumor biopsy tissue, cells and any other biological materials, collected during the Sponsored Clinical Trial.

“Samples Analysis/Assays Procedures” shall mean the analysis and/or assays the Parties wish to perform on the Samples pursuant to Section 3.3.9 and listed in Attachment B of this Agreement.

“Secondary Research” shall have the meaning set forth in Section 3.3.9.

“SEC” shall mean the United States Securities Exchange Commission.

“Sponsor” shall have the meaning set forth in Section 3.1(a).

“Sponsored Clinical Trial” means a clinical trial with respect to a combination of MedImmune Development Product and ADVAXIS Development Product in accordance with the protocol approved by the JSC or any amendment to such protocol approved by the JSC and the budget and any amendments to such budget provided to MedImmune for review.

“Study Data” means all of the data and results in the form they have been received by ADVAXIS which have been collected by Investigators and/or Study Sites in the conduct of the Sponsored Clinical Trials and which are supplied by Investigators and/or Study Sites to ADVAXIS .

“Study Sites” means the institutions selected to participate in a Sponsored Clinical Trial pursuant to this Agreement.

“Study Subjects” shall mean any patient that has consented to and is enrolled in a Sponsored Clinical Trial.

“Term” shall have the meaning set forth in Section 6.1.

“Territory” means the United States of America.

“Third Party” means any Person, or Affiliate thereof, that is neither a signatory to this Agreement nor an Affiliate of a signatory to this Agreement.

“WMA” shall have the meaning set forth in Section 3.1(e).

2. JOINT STEERING COMMITTEE.

2.1 A joint steering committee (“JSC”) shall be responsible and have decision making authority for (i) approving a protocol for the Sponsored Clinical Trial pursuant to the Protocol Concept Sheet attached to this Agreement as Appendix A; (ii) amending any such approved protocol; (iii) approving forecast for MedImmune Drug Supply and (iv) without limiting either Party’s rights in Section 6.2, suspending or terminating the Sponsor Clinical Trial for cause. The JSC shall also be responsible for discussing and monitoring the progress of the Sponsored Clinical Trial. For the avoidance of doubt, the JSC shall not have the power or authority to amend the terms and conditions of this Agreement and/or any of the rights and obligations of a Party under this Agreement. Through the JSC and prior to the first patient screened in the Sponsored Clinical Trial, a copy of the budget for the Sponsored Clinical Trial and any amendments thereafter shall be provided to MedImmune for review. ADVAXIS shall reasonably consider any comments or suggestions made by MedImmune to the budget and associated amendments.

2.2 (a) The JSC shall be composed of four (4) members with MedImmune appointing one half of the members and ADVAXIS one half of the members, which number of members may be adjusted by the JSC as long as there is an even number of members.

(b) The JSC shall meet at least once each calendar Quarter in person or by video conference. A quorum for the conduct of business shall consist of at least one representative of MedImmune and at least one representative of ADVAXIS. Each of MedImmune and ADVAXIS shall have one vote, and subject to Section 2.2(c) all decisions shall be reached by a unanimous vote. The Parties shall cause the JSC to approve a protocol consistent with Appendix A within sixty (60) days of the signing of this Agreement.

(c) If there is a tie vote in the JSC, ADVAXIS and MedImune agree to exert all reasonable efforts, including escalation to individuals at each Party at the Vice President level or higher, to arrive at a mutually acceptable resolution. In the event that there is a tie vote that is not resolved within thirty (30) days, then the tie vote shall be resolved by arbitration in accordance with the following procedure:

(i) either Party shall have the right to elect, upon written notice to the other, to arbitrate the tie vote dispute in accordance with this Section 2.2(c);

(ii) upon receipt of notice of the request for arbitration, the Parties shall promptly negotiate in good faith to appoint a mutually acceptable, disinterested, conflict-free individual not affiliated with either Party, and with the scientific, technical, regulatory and/or clinical experience with respect to the tie vote dispute necessary to resolve such dispute (an “Expert”). If the Parties are not able to agree within seven (7) days after the receipt by a Party of the written request in the immediately preceding sentence, the American Arbitration Association (or any successor entity) (the “AAA”), shall be responsible for selecting an Expert within seven (7) days of being approached by a Party. The fees and costs of the Expert and the AAA (or such other entity) shall be shared equally by the Parties;

(iii) Within fourteen (14) days after the designation of the Expert, the Parties shall each simultaneously submit to the Expert and one another a written statement of their respective positions on such disagreement. Each Party shall have seven (7) days from receipt of the other Party’s submission to submit a written response thereto, which shall include any scientific and technical information in support thereof. The Expert shall have the right to meet with the Parties, either alone or together, as necessary to make a determination; and

(iv) No later than thirty (30) days after the designation of the Expert, the Expert shall make a determination by selecting the resolution proposed by one of the Parties that as a whole is the most fair and reasonable to the Parties in light of the totality of the circumstances and shall provide the Parties with a written statement setting forth the basis of the determination in connection therewith. The decision of the Expert shall be final and conclusive, absent manifest error.

(d) The JSC shall keep accurate minutes which shall record all decisions and all actions recommended or taken. The Parties shall alternate responsibility for the preparation of the draft minutes on an annual basis. All records of the JSC shall at all times be available to both Parties.

(e) ADVAXIS shall provide the JSC with Quarterly written reports regarding activities performed under the Sponsored Clinical Trial for the applicable calendar Quarter and activities to be performed in the next calendar Quarter and any other information reasonably requested by the JSC.

(f) Each Party shall be responsible for all travel and related costs and expenses for its members to attend meetings of and otherwise participate in the JSC.

(g) Each Party shall appoint one (1) individual, who is not a member of the JSC, to take on the responsibility of alliance manager (“Alliance Manager”) for that Party. The purpose of the Alliance Manager shall be to help facilitate the collaboration between the Parties as contemplated by this Agreement. Responsibilities include, but are not limited to, assisting the JSC with setting the agenda and meetings times, communicating decisions to their Party’s senior executives and being the point of contact for communications between the Parties.

3 Obligations and Responsibilities of the Parties with respect to the Sponsored Clinical Trial.

3.1 ADVAXIS Obligations and Responsibilities with respect to the Sponsored Clinical Trial are as follows:

(a) Except for MedImmune bearing the cost and expense for supplying the MedImmune Development Product (as well as the costs relating to the proprietary assays performed by MedImmune or a third party on behalf of MedImmune on the MedImmune Development Product or on Samples from Study Subjects (as identified in Appendix A, the Protocol Concept Sheet)) in accordance with this Agreement, ADVAXIS shall be the sponsor of (the “Sponsor”) and shall conduct the Sponsored Clinical Trial at the cost and expense of ADVAXIS, and shall remain responsible for the submissions of all filings to the Regulatory Authorities to support the Sponsored Clinical Trial. ADVAXIS shall not perform the Sponsored Clinical Trial in any country other than the Territory.

(b) MedImmune will appoint a clinical representative for the Sponsored Clinical Trial (“MedImmune Clinical Representative”). The MedImmune Clinical Representative will receive copies of all safety reports including without limitation adverse event reports, minutes of dose escalation meetings, Study status reports, interim safety reports, as well as meeting minutes of all Investigator meetings/teleconferences. The MedImmune Clinical Representative will also have access to all clinical team correspondence including without limitation, weekly team meeting minutes, monitoring reports, site activation reports, contract status updates etc., upon request. The MedImmune Clinical Representative may participate in all investigator meetings and any audit conducting by a Regulatory Authority as described in section 3.3.5.

(c) In addition to the Principal Investigator, ADVAXIS shall select Investigators who are qualified by their training and experience to participate in the Sponsored Clinical Trial and who have not been debarred from conducting clinical trials in the US or in any other jurisdiction in the world. ADVAXIS shall be responsible for reviewing any documentation required under Applicable Laws pertaining to an Investigator’s financial interests, or any other Investigator-related requirements.

(d) ADVAXIS shall be responsible for the negotiation and execution of the clinical trial agreements with each Study Site. The clinical trial agreements shall require the Study Sites to comply with all Applicable Laws and will contain confidentiality provisions no less stringent than those contained in this Agreement and intellectual property provisions that guarantee MedImmune rights in MedImmune Compound Inventions as provided under this Agreement. MedImmune shall have the right to review and approve the site template proposed by ADVAXIS. As between MedImmune and ADVAXIS, ADVAXIS shall be liable for all the acts and/or omissions of the Investigators and the Study Sites.

(e) ADVAXIS may sub-contract certain obligations to a Third Party to perform on behalf of ADVAXIS provided that ADVAXIS shall remain solely and fully liable for the performance of such subcontractors. ADVAXIS shall ensure that each of its subcontractors performs its obligations pursuant to the terms of this Agreement, including the Appendixes attached hereto. ADVAXIS shall use reasonable efforts to obtain and maintain copies of material documents relating to the obligations performed by such subcontractors that are held by or under the control of such subcontractors to be provided to MedImmune, to the extent required under this Agreement. The scope of the obligations that may be subcontracted by ADVAXIS to a Third Party may include, but shall not be limited to, aspects of work relating to Study Site contracting, clinical trial monitoring and source data verification, data management and validation, biostatistics and statistical analysis plan, and clinical study report medical writing.

(f) ADVAXIS shall obtain Institutional Review Board (“IRB”) approval or other ethics approval prior to ADVAXIS and/or any Investigators conducting any activity relating to Study Subjects (including but not limited to enrollment of Study Subjects in the Sponsored Clinical Trial) and shall conduct the Sponsored Clinical Trial in compliance with all relevant Applicable Laws and guidance governing the protection of human subjects including, without limitation, 45 C.F.R. Parts 160 and 164, patient rights to know, and use of investigational drugs (as specified at 21 C.F.R Parts 50, 56 and 312). ADVAXIS shall ensure that each Study Site has obtained from each subject prior to the commencement of any study procedures: (i) a signed informed consent form approved by the IRB or ethics committee; and (ii) authorization to disclose individually identifiable health information necessary in order to conduct the Sponsored Clinical Trial, and to provide the Study Data, analyses, and reports to MedImmune as required under this Agreement. ADVAXIS shall prepare the patient informed consent form for the Sponsored Clinical Trial in consultation with MedImmune (it being understood that the portion of the informed consent form relating to the MedImmune Development Product will be provided by MedImmune). Any changes to such form that relate to safety information regarding the MedImmune Development Product shall be subject to MedImmune’s written consent, which shall not be unreasonably withheld or conditioned. MedImmune will provide such consent, or a written explanation for why such consent is being withheld or conditioned, within fifteen (15) business days of receiving ADVAXIS’s request therefore. Upon MedImmune’s request, ADVAXIS shall provide to MedImmune a copy of such IRB or ethics committee approval of the informed consent form and/or the master informed consent form for the Sponsored Clinical Trial. ADVAXIS shall at all times comply with any applicable data privacy legislations, regulations and guidelines applicable in any part of the Territory.

(g) ADVAXIS shall be responsible for, at its own cost, packaging and labeling the ADVAXIS Development Product and MedImmune Drug Supply and shipping (including customs and taxes) the ADVAXIS Development Product and MedImmune Drug Supply (in labeled form compliant with Applicable Law) to all Study Sites that shall be performing the Sponsored Clinical Trial.

(h) ADVAXIS shall maintain complete and accurate records relating to the disposition of the Development Products, which shall include but not be limited to: (i) details of the quantity and batch code of drug supplies delivered to each Investigator; (ii) the quantity and vial number of the vials of Development Product administered to each Study Subject; and (iii) confirmation that the Development Product are disposed of in accordance with policies of each Study Site’s pharmacy (which policies shall comply with all regulatory requirements and all Applicable Laws relating to the Development Product).

(i) ADVAXIS shall conduct a prompt investigation of any Study Site that ADVAXIS suspect to be involved in fraud and/or scientific misconduct, and ADVAXIS shall notify MedImmune within forty-eight (48) hours of the initiation of such investigation and the results of such investigation, as soon as available.

(j) ADVAXIS will be responsible for compliance with all Applicable Law pertaining to safety reporting of the Sponsored Clinical Trial. The Parties agree that provisions relating to Adverse Event Reporting shall be set out in a separate Pharmacovigilance Agreement to ensure the exchange of relevant safety data within appropriate timeframes and in appropriate format to enable the Parties to fulfill local and international regulatory reporting obligations and to facilitate appropriate safety reviews. Both Parties shall use commercially reasonable efforts to execute the Pharmacovigilance Agreement within sixty (60) days from the Effective Date of this Agreement. The execution of the Pharmacovigilance Agreement by the Parties is a condition precedent of the implementation of the Sponsored Clinical Trial hereunder.

(k) The Parties agree that provisions relating to quality assurance of the Development Products shall be set out in a separate Quality Assurance Agreement. Both Parties shall use commercially reasonable efforts to execute the Quality Assurance Agreement within sixty (60) days from the Effective Date of this Agreement. The execution of the Quality Assurance Agreement by the Parties is a condition precedent of the implementation of the Sponsored Clinical Trial hereunder.

(l) ADVAXIS shall ensure accurate and timely collection, recording, and submission of the Study Data. ADVAXIS and MedImmune shall jointly own the Study Data. During the Term, neither Party shall, without the other Party’s written consent, share any Study Data from the Sponsored Clinical Trial with any third party or exploit the Study Data, except as necessary for regulatory filings and compliance with Applicable Laws. Notwithstanding the foregoing, ADVAXIS shall provide to MedImmune; and hereby grants MedImmune a limited, non-exclusive, license to (i) the Study Data in raw form and/or derived SAS datasets; and (ii) a final study report; to be used for sole purpose offor MedImmune’s internal business, patent procurement and enforcement (preparing, filing, prosecuting, enforcing, or defending) of MedImmune Compound Inventionsand Joint MedImmune- ADVAXIS Inventions, or legal or regulatory, or compliance purposes. On a monthly basis, no later than the 5th of each month, beginning two (2) months after first patient screened in the Sponsored Clinical Trial, ADVAXIS shall provide the MedImmune Clinical Representative with the most current Study Data in either raw form and/or derived SAS datasets as requested by MedImmune. This license is non-transferable and non-sublicensable except for Study Data directly and solely related to potential biomarker and/or diagnostics for the MedImmune Development Product, and such excepted Study Data shall be identified in writing to ADVAXIS prior to any transfer or sublicensing to a Third Party, and such Third Party must agree to reasonable terms and conditions protecting the confidentiality of such Study Data that are not less stringent than those set forth herein. ADVAXIS shall use commercially reasonable efforts to provide such Study Data and draft study report for MedImmune review and MedImmune shall provide its comments to ADVAXIS within thirty (30) days of receipt of suchdraft; provided, however, that ADVAXIS shall have the final decision as to whether incorporate any comments or changes made by MedImmune. ADVAXIS shall provide the final version of the final study report to MedImmune as soon as practicable following completion of the Sponsored Clinical Trial but in no event later than two (2) months following completion of the Sponsored Clinical Trial or termination of this Agreement. ADVAXIS shall promptly provide MedImmune with copies of any minutes or memorandums containing feedback from or communications with the FDA or any other Regulatory Authority pertaining to the MedImmune Development Product. Notwithstanding the above, MedImmune shall not be provided with study subject names or other information, which could be used for identification, or any other information proscribed by the provisions of HIPAA.

(m)

(i)	ADVAXIS shall maintain Study reports and all related documentation in good scientific manner and in compliance with Applicable Law. On a quarterly basis, beginning three (3) months after execution of this Agreement, ADVAXIS shall provide the MedImmune Clinical Representative with interim safety and clinical data activity reports and any other information as may be reasonably requested by MedImmune as set forth in Section 3.1(b) above.

(ii)	ADVAXIS shall, in addition, provide copies of any expedited safety reports and access to any safety data as may be required pursuant to the Pharmacovigilance Agreement or as may be otherwise required by MedImmune for the purpose of any submissions to or other communications with the FDA or to any other Regulatory Authority. ADVAXIS shall respond promptly, as set forth in the Pharmacovigilance Agreement, to MedImmune’s questions, comments or concerns to the safety reports and safety data provided.MedImmune acknowledges and agrees that ADVAXIS shall be responsible for registration of the Sponsored Clinical Trial and results posting as required by the FDA and by any other Regulatory Authorities, and that MedImmune shall not post or publish any Study Data, registration information or results without the prior written consent of ADVAXIS, unless required by Applicable Law, in which case MedImmune shall use reasonable efforts to provide ADVAXIS sufficient prior written notice of MedImmune’s intent to post or publish any such information to allow ADVAXIS sufficient time to seek confidential treatment for such information and/or to petition to halt such posting or publication.

(iii)	In the event that ADVAXIS reports to MedImmune an adverse event, pursuant to the Pharmacovigilance Agreement or otherwise, or any other safety data related to the ADVAXIS Sponsored Clinical Trial, which relates to the MedImmune Development Product, MedImmune shall provide all such additional information related to such MedImmune Development Product as may be reasonably required by ADVAXIS to comply with Applicable Laws. Such information may include but shall not be limited to a letter from MedImmune expressly permitting ADVAXIS to cross-reference pertinent non-clinical, clinical and chemistry manufacturing control (“CMC’) information that exist under an IND in any submissions to be made by ADVAXIS to the FDA or to any other Regulatory Authority. For the avoidance of doubt, except as expressed otherwise in this clause or elsewhere in this Agreement, MedImmune shall not be required to disclose any other confidential or proprietary information related to the MedImmune Development Product in question.

(n) In the event that the Sponsored Clinical Trial is stopped or terminated by the FDA or by any other applicable Regulatory Authority, or by an IRB or other ethics committee due to scientific or safety reasons, ADVAXIS shall promptly (within seven (7) days) inform MedImmune along with the reasons for such termination.

3.2 MedImmune Obligations and Responsibilities with respect to the Sponsored Clinical Trial are as follows.

(a) MedImmune shall allow ADVAXIS to cross-reference MedImmune’s INDs or any related or corresponding regulatory filing (such as a CTA or other foreign equivalent) in the Territory for the MedImmune Development Product required for the conduct of the Sponsored Clinical Trial.

(b) In the event that MedImmune receives adverse event information pertaining to the MedImmune Development Product, MedImmune shall promptly provide such information to ADVAXIS pursuant to the Pharmacovigilance Agreement.

(c) MedImmune shall inform ADVAXIS of any new IND or equivalent filings in the Territory within thirty (30) days of such filing.

3.3 Drug Supply Availability, Forecast and Delivery

3.3.1

(a) In accordance with Section 3.3.1(b) below, MedImmune shall provide the MedImmune Drug Supply, at no cost to ADVAXIS for the Sponsored Clinical Trial.

(b) ADVAXIS shall provide MedImmune with the initial Forecast, approved by the JSC, for the Sponsored Clinical Trial at the same time as the JSC approves the protocol for the Sponsor Clinical Trial. Thereafter, ADVAXIS shall provide MedImmune, no less frequently than once every Quarter, within the first 10 (ten) Business Days of each Quarter, a Forecast, approved by the JSC, for the forthcoming twelve (12) months. Following receipt of such Forecast, MedImmune shall make the MedImmune Drug Supply available to support the Sponsored Clinical Trial based on the aforesaid Forecast provided that ADVAXIS is otherwise not in material breach of this Agreement. ADVAXIS acknowledges and agrees that MedImmune shall not be required to provide additional quantities of MedImmune Development Product on top of those quantities specified in a Forecast for the conduct of the Sponsored Clinical Trial; provided, however that, MedImmune shall use commercially reasonable efforts to provide any additional MedImmune Development Product as ADVAXIS may reasonably request to support the Sponsored Clinical Trial.

(c) MedImmune Drug Supply Shortage.

(i) MedImmune shall supply the MedImmune Development Product in accordance with the timelines, Forecasts and other terms of Sections 3.3.1 (a) and (b) above, except in the case of a bona fide supply interruption or shortage of the MedImmune Development Product, not caused by any willful acts or omissions by MedImmune (“Supply Shortage”), MedImmune shall provide ADVAXIS with prompt written notice of such Supply Shortage and the terms of Section 3.3.1(c)(ii) below shall apply.

(ii) In the case of a Supply Shortage, MedImmune shall resume delivery of the MedImmune Development Product as soon as reasonably possible after the Supply Shortage, and the time periods set forth in this Agreement for the Sponsored Clinical Trial shall be extended by the duration of the Supply Shortage and any additional time as reasonably necessitated by the Supply Shortage or as otherwise agreed to by the Parties. During the duration of the Supply Shortage where MedImmune reasonably believes that it will not be able to supply ADVAXIS’s requirements (as set forth in the Forecast) and any of its own requirements (including those of any other MedImmune licensees’ and distributors), MedImmune shall provide ADVAXIS with prompt written notice thereof and, upon request, the Parties shall promptly discuss such situation and what actions has MedImmune taken to address such Supply Shortage (including but not limited to rationing, expediting, overtime, and priority transportation modes). MedImmune shall use reasonable efforts to address and resolve the Supply Shortage, but shall not be liable to ADVAXIS for failure or inability to resolve the Supply Shortage. MedImmune’s reasonable efforts to address and resolve the Supply Shortage in accordance with this Section 3.3.1(c) will be ADVAXIS’s exclusive remedy with respect to any Supply Shortage of the MedImmune Development Product. Notwithstanding the foregoing, both Parties acknowledge and agree that in the event MedImmune is able, using reasonable effort, to supply ADVAXIS with a reduced quantity of MedImmune’s Development Product, the JSC shall determine as to how to apportion such reduced quantity within the Sponsored Clinical Trial.

(d) MedImmune Drug Supply Delivery. MedImmune shall package and ship unlabeled MedImmune Drug Supply for the Sponsored Clinical Trial to an ADVAXIS’ location, in the timing and manner as reasonably acceptable by the Parties. MedImmune shall be responsible, at its own cost, for such packaging and shipping (including customs and taxes) of the MedImmune Drug Supply to such ADVAXIS’ location only. All costs associated with the subsequent transportation, warehousing, distribution, packaging and labeling of the MedImmune Development Products shall be borne by ADVAXIS. ADVAXIS will: (i) accept delivery of the MedImmune Development Products supplied hereunder and will subsequently label, pack and promptly ship such to the Study Sites per Section 3.1(f); (ii) provide, from time to time at the reasonable request of MedImmune, any applicable chain of custody forms, in-transport temperature recorder(s) and records and receipt verification documentation; and (iii) provide such other transport documentation reasonably requested by MedImmune.

(f) Other Supply and Quality Assurance Items. Other supply and quality items relating to the Sponsored Clinical Trials, including but not limited to, product testing, non-conformance, quality matters, changes to manufacturing, etc., are set forth in the Quality Assurance Agreement.

3.3.2 ADVAXIS shall not and shall ensure that its respective Investigators shall not at any time during the Term or thereafter:

(i) use the MedImmune Development Products for any purpose other than to conduct the Sponsored Clinical Trials in accordance with this Agreement; except as specified in this Agreement, transfer or provide access to MedImmune Development Products or their compositions, sequences or structural characteristics to any Third Party except as necessary to carry out any Sponsored Clinical Trial provided that such Third Party is also subject to the limitations of this Agreement;

(ii) except as specified in this Agreement, combine any MedImmune Development Products with any other materials other than the ADVAXIS Development Products;

(iii) except as specified in this Agreement, reverse engineer or attempt to derive the sequence, composition or structure of any of the MedImmune Development Products; or

(iv) except as specified in this Agreement, copy, reproduce, clone, express, derive, transfect, modify, improve, purify, isolate or attempt to do any of the foregoing with respect to any of the MedImmune Development Products.

3.3.3 Each Party retains the sole rights to sell, offer for sale, manufacture, export, import, or otherwise commercialize their respective Development Products. The Parties shall have no obligation to advance any product indication developed from any Sponsored Clinical Trial(s) to the relevant next phase of clinical development, regulatory approval, or commercial sale.

3.3.4 MedImmune may at its sole expense, upon reasonable prior written notice to ADVAXIS (but no less than fifteen (15) business days), and on mutually agreed dates during normal business hours, review the facilities and procedures of ADVAXIS, Study Sites, Investigators and any other Third Party sub-contractors, directly related to the performance of the Sponsored Clinical Trial to verify compliance with Applicable Laws and with respect to any investigations carried out pursuant to Section 3.3.5 as the case may be. ADVAXIS shall use commercially reasonable efforts to properly address any non-compliance issues reported following such review, and inform the Non-Sponsor Party of the actions taken.

3.3.5 ADVAXIS shall allow access to any Regulatory Authorities to inspect, observe and review the facilities and procedures of ADVAXIS Study Sites and Investigators, and manufacturing sites, directly related to the performance of any Sponsored Clinical Trial as may be required by Applicable Laws. Each Party shall allow access to any Regulatory Authorities to inspect, observe and review their facilities and procedures and any Third Party directly involved in the development, manufacture or shipping and handling of the their Development Products as the case may be, or as otherwise may be required by Applicable Laws. Each Party shall: (a) promptly notify the other Party of any such inspections and audits pertaining to the Sponsored Clinical Trial and/or the Development Products; (b) use commercially reasonable efforts to address any non-compliance issues identified by such Regulatory Authority; and (c) inform the other Party regarding the actions taken in response to such inspection or audit.

3.3.6 Except with respect to the Sponsored Clinical Trial in accordance with this Agreement, ADVAXIS shall not research, develop, or perform a clinical trial or negotiate with or grant to a third party such rights with respect to a combination regimen of both: (i) ADVAXIS Development Product and (ii) PD-1 Antibody and/or PD- L1 Antibody (including but not limited to MedImmune Development Product). The obligations under this Section 3.3.6 shall not survive termination or expiration of this Agreement.

3.3.7 The Parties agree that each Party shall be responsible for any and all taxes of whatever nature (including related fines, penalties, surcharges of interest) (“Tax” or “Taxes”) imposed or payable to any authority, body or official anywhere in the world imposed on such Party by virtue of their performance under this Agreement. In addition,

(a)	Each Party shall be responsible for Taxes imposed or calculated by reference to net income or profit, employees employed by that party, assets in which it has an interest, gross income or its equity or share capital. Further each Party shall be responsible for Taxes imposed or calculated on transactions within the Party and its Affiliates, whether in respect of this Agreement or otherwise.

(b)	The Parties shall reasonably work together with respect to audits, disputes or requests for information with respect to Taxes (e.g. provision of relevant information and documents) in connection with this Agreement.

3.3.8 The Parties shall cooperate to ensure that the Party responsible for shipped goods in accordance with Applicable Laws maximizes the full benefits of available duty free or savings programs and minimizes where permissible any such duties and any related import taxes that are not reclaimable from the relevant authorities. The shipping Party shall be responsible for any import clearance, including payment of any import duties and similar charges, in connection with any shipped goods under this Agreement.

3.3.9 ADVAXIS shall ensure that each Study Site clinical trial agreement and patient consent forms signed by the Study Subjects allows for access to and use of Samples such that the Parties are able to conduct analysis and assays on the Samples as specified in the Protocol Concept Sheet. The initial agreement of the Parties regarding such Samples analysis is attached hereto as Appendix B, the Samples Analysis/Assays Procedures. This analysis plan may be amended from time to time as agreed by the JSC. Subject to JSC approval and the appropriate consent given by Study Subjects in the signed patient consent forms and Applicable Law, and only after sufficient quantities of Samples are available to support the analysis in Appendix B, each Party shall have access to use Samples to conduct research that exceeds or differs from the research specified in the final protocol approved by the JSC, including genetic research (“Secondary Research”) for purposes outside the scope of this Agreement. MedImmune shall own all Sample analysis or research results conducted by or on behalf of MedImmune and shall have no obligation to disclose or share such results with ADVAXIS. ADVAXIS shall ensure that any collection, handling, transportation and retention of any Samples, is carried out in accordance with the final protocol approved by the JSC, informed consent and Applicable Laws. Each party shall ensure that the security, integrity and quality of the Samples, whether in their possession or the possession of a third party on their behalf, are maintained at all times.

3.4 Negotiation of a Clinical Development and Commercialization Agreement

3.4.1 During the Negotiation Period, ADVAXIS and MedImmune shall meet, discuss and negotiate in good faith in an attempt to enter into an agreement with respect to the development, regulatory approval, and commercialization of a MedImmune Development Product and ADVAXIS Development Product to be used in conjunction with each other for the treatment or prevention of cancer (the “Clinical Development and Commercialization Agreement”). Neither Party shall be obligated to enter into such Clinical Development and Commercialization Agreement, and neither Party shall be liable to the other Party for failure to enter into such Clinical Development and Commercialization Agreement.

3.4.2 In the event that MedImmune and ADVAXIS do not enter into a Clinical Development and Commercialization Agreement during the Negotiation Period, and ADVAXIS, its Affiliate, collaborator, licensee or sub-licensee obtains Regulatory Approval of ADVAXIS Development Product or its Derivative or Progeny for use in combination with any PD-1 Antibody or PD-L1 Antibody, ADVAXIS shall pay MedImmune [c.i.] within thirty (30) days after such Regulatory Approval, and a Royalty of [c.i.], which royalty shall be payable on a Royalty Bearing Product by Royalty Bearing Product basis for a period of ten (10) years from the first commercial sale of the applicable Royalty Bearing Product. With respect to such Royalty Bearing Product, ADVAXIS shall continue to make payments for such period of time that MedImmune has not brought suit or a claim of action, or is assisting or participating in a third party suit or claim of action against ADVAXIS under MedImmune’s rights in the Joint-MedImmune-ADVAXIS Inventions.

3.4.3 In the event MedImmune and ADVAXIS do not enter into a Clinical Development and Commercialization Agreement, upon expiration of the Term, neither Party shall share any Study Data or results with third parties (except as necessary for regulatory filings and compliance with Applicable Laws), including without limitation to current collaboration partners, except in summarized form. If a Party desires to share summarized Study Data with third parties, the summary may show that Party’s Development Product’s dose and schedule (but not the other Party’s Development Product’s dose and schedule). Any proposed sharing shall be subject to review and approval by the other Party, not to be unreasonably withheld, provided that the summarized form of the Study Data does not contain any Study Data specific to the Other Party’s Development Product. The disclosing Party shall submit such summarized Study Data for review by the other Party at least sixty (60) days prior to any proposed disclosure to third parties.

4. INTELLECTUAL PROPERTY RIGHTS.

4.1 Except as expressly set forth in this Agreement, no Intellectual Property Rights of a Party shall be granted to any other Party, by implication, estoppel or otherwise. All rights in and to a Party’s Background Intellectual Property shall be reserved to and individually retained by the Party who owns such Background Intellectual Property. Inventorship of Inventions, whether patentable or not, shall be determined in accordance with United States patent laws.

4.2 All Intellectual Property Rights (including but not limited to new patentable and non-patentable inventions) made, conceived, reduced to practice and/or generated through the conduct of the Sponsored Clinical Trials, whether created solely by MedImmune Representatives or solely by ADVAXIS Representatives or jointly by MedImmune Representatives and ADVAXIS Representatives, that relate solely to one or more MedImmune Development Products (or to any Third Party product or material that MedImmune uses in the conduct of a Sponsored Clinical Trial) shall be owned solely by MedImmune (“MedImmune Compound Invention”). For clarity, MedImmune Compound Inventions (whether patentable or not) that relate solely to the MedImmune Development Products shall include those that generically encompass a MedImmune Development Product (and not the ADVAXIS Development Product nor any other Intellectual Property of ADVAXIS or its Affiliates either existing as of the Effective Date of this Agreement or are, or have been, developed without reliance on a MedImmune Development Product) within its scope, even where such MedImmune Development Product is not disclosed per se, as well as biomarkers. ADVAXIS shall promptly notify MedImmune upon the making, conception, reduction to practice and/or generation of any such MedImmune Compound Invention and hereby assign all rights, title and interest in the aforesaid to MedImmune, and agrees to execute any additional documents necessary to enable such assignment to MedImmune.

4.3 All Intellectual Property Rights (including but not limited to new patentable and non-patentable inventions) made, conceived, reduced to practice and/or generated through the conduct of the Sponsored Clinical Trials, whether created solely by MedImmune Representatives or solely by ADVAXIS Representatives or jointly by MedImmune Representatives and ADVAXIS Representatives, which relate solely to one or more ADVAXIS Development Products shall be owned solely by ADVAXIS (“ADVAXIS Invention”). For clarity, ADVAXIS Inventions (whether patentable or not) that relate solely to the ADVAXIS Development Products shall include those that generically encompass an ADVAXIS Development Product (and not the MedImmune Development Product nor any other Intellectual Property of MedImmune or its Affiliates either existing as of the Effective Date of this Agreement or are, or have been, developed without reliance upon a ADVAXIS Development Product) within its scope, even where such ADVAXIS Development Product is not disclosed per se,. MedImmune shall promptly notify ADVAXIS upon the making, conception, reduction to practice and/or generation of any such ADVAXIS Invention and hereby assign all rights, title and interest in the aforesaid to ADVAXIS, and agrees to execute any additional documents necessary to enable such assignment to ADVAXIS.

4.4 Subject to Section 4.5 below, all Intellectual Property Rights (including but not limited to new patentable and non-patentable inventions) made, conceived, reduced to practice and/or generated through the conduct of the Sponsored Clinical Trials, whether created solely by MedImmune Representatives or solely by ADVAXIS Representatives or jointly by MedImmune Representatives and ADVAXIS Representatives, which relate to the combination of one or more MedImmune Development Product and one or more ADVAXIS Development Products shall be jointly owned by MedImmune and ADVAXIS (“Joint MedImmune-ADVAXIS Invention”). MedImmune or ADVAXIS (each the “Discovering Party”), as the case may be, shall promptly notify the other Party upon the making, conception, reduction to practice and/or generation of any Joint MedImmune- ADVAXIS Invention.

4.4.1 In the event the Parties do not enter into a Clinical Development and Commercialization Agreement, ADVAXIS covenants and agrees not to exploit, commercialize or license the Joint MedImmune-ADVAXIS Inventions except as for the performance of obligations under the Agreement. If ADVAXIS desires to exploit, commercialize or license the Joint MedImmune-ADVAXIS Inventions, it may negotiate and obtain from MedImmune a license to do so. In the event that ADVAXIS desires such a license, ADVAXIS shall notify MedImmune and MedImmune and ADVAXIS shall negotiate such a license in good faith under reasonable commercial terms; provided, however, that MedImmune shall not be obligated to grant such a license and shall not be held liable to ADVAXIS for failure to grant such a license.

4.4.2 MedImmune shall not be prevented from or require prior approval from ADVAXIS to exploit, commercialize or license the Joint MedImmune-ADVAXIS Inventions.

4.5

(a) MedImmune shall have the sole right to prepare, file, prosecute, maintain, enforce and defend all U.S. and foreign Patents and other forms of Intellectual Property Rights, using patent counsel of its choice, covering all MedImmune Compound Inventions.

(b) ADVAXIS shall have the sole right to prepare, file, prosecute, maintain, enforce and defend all U.S. and foreign Patents and other forms of Intellectual Property Rights, using patent counsel of its choice, covering all ADVAXIS Compound Inventions.

(c) MedImmune shall have the sole right to prepare, file, prosecute, maintain, enforce and defend all U.S. and foreign Patents and other forms of Intellectual Property Rights, using patent counsel of its choice, covering all Joint MedImmune-ADVAXIS Inventions. All costs associated with preparing, filing, prosecuting, maintaining, enforcing, and defending all jointly owned Joint MedImmune-ADVAXIS Inventions shall be shared by the Parties. In the event that MedImmune does not exercise such rights, MedImmune shall notify ADVAXIS, and in such event, ADVAXIS shall have the sole right to copy, prepare, prosecute and maintain such joint MedImmune-ADVAXIS Inventions.

(i) Each Party shall contact the other as soon as possible after identifying any information, including but not limited to a future publication, competitive intelligence, or any public disclosure, that would require filing a Joint MedImmune-ADVAXIS Invention application.

(ii) In the event MedImmune decides not to pursue or decides to abandon any Joint MedImmune-ADVAXIS Invention application or patent, ADVAXIS shall have the right at, its own expense, to take control of the prosecution and enforcement of such an application or patent.

(d) Each Party agrees to reasonably cooperate with the other Party to execute all lawful papers and instruments, including obtaining and executing necessary powers of attorney and assignments by the named inventors, to make all rightful oaths and declarations, and to provide consultation and assistance as may be reasonably necessary in the prosecution, maintenance and enforcement of all ADVAXIS Compound Inventions, Joint MedImmune- ADVAXIS Inventions, and MedImmune Compound Inventions undertaken in a manner consistent with this Section 4. Nothing in this Section 4.5(d) with regard to cooperation shall require either Party to make statements or take other action that could be adverse to or to the detriment of the prosecution, maintenance, enforcement or defense of its own Compound Inventions or Background Intellectual Property.

4.6 MedImmune and ADVAXIS, as the case may be, shall keep the other party reasonably informed of the status of the prosecution of MedImmune-Advaxis Inventions by providing information relating to any substantive decisions taken by the applicable party relating to patent examination and maintenance.

4.7 Each Party shall promptly notify the other Party in writing of any allegation by a Third Party that the activity of either of the Parties pursuant to this Agreement infringes or may infringe the intellectual property rights of such Third Party. ADVAXIS shall have the first right to control any defense of any such claim at its own expense and by counsel of its own choice if the intellectual property rights of such Third Party concern a ADVAXIS Development Product. MedImmune shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. Likewise, MedImmune shall have the first right to control any defense of any such claim at its own expense and by counsel of its own choice if the intellectual property rights of such Third Party concern a MedImmune Development Product. ADVAXIS shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. Neither Party shall have the right to settle any patent infringement litigation under this Section 4.7 in a manner that diminishes the rights or interest of the other Party without the prior written consent of such other Party.

5. CONFIDENTIAL INFORMATION, PUBLICITY AND PUBLICATION.

5.1 Nondisclosure Obligations. Each Receiving Party shall use the Confidential Information of a Disclosing Party only in accordance with the activities contemplated by this Agreement and shall not disclose to any third party such Confidential Information without the prior written consent of the Disclosing Party or as expressly provided below. A Receiving Party shall use the same degree of care with respect to a Disclosing Party’s Confidential Information that it uses with respect to its own Confidential Information and shall only disclose such information on a need-to-know basis to individuals who are under a written obligation of confidentiality, or are otherwise so obligated. Each Party’s obligations of non-disclosure and non-use shall continue with respect to Confidential Information disclosed to it by the Disclosing Party for a period of ten (10) years from the date of the initial disclosure to the Receiving Party of each such item of Confidential Information. These obligations shall not apply to Confidential Information that is:

(a)	known by a Receiving Party at the time of receipt and not through a prior disclosure by a Disclosing Party to the Receiving Party, as documented by business records;

(b)	at the time of disclosure or thereafter becomes published or otherwise part of the public domain without breach of the Agreement by a Receiving Party;

(c)	subsequently disclosed to a Receiving Party by a third party who Receiving Party reasonably believes has the right to make such disclosure;

(d)	developed by a Receiving Party independently of Confidential Information received from a Disclosing Party and such independent development can be properly demonstrated by the Receiving Party; or

(e)	not identified as proprietary information in writing and appropriately marked at the time it is disclosed by a Disclosing Party to a Receiving Party.

5.2 Permitted Disclosures. Notwithstanding the provisions of Section 5.1, a Receiving Party may disclose Confidential Information to the extent required to comply with applicable law, governmental regulation, subpoena or court order, provided that notice is promptly delivered to a Disclosing Party, where legally permitted, in order to provide it with an opportunity to seek a protective order or other similar order with respect to such Confidential Information and the Receiving Party thereafter discloses only the minimum information reasonably required to be disclosed in order to comply with the request, whether or not a protective order or other similar order is obtained by the Disclosing Party.

5.3 Partial Disclosures. Specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of a Party merely because the Confidential Information is embraced by more general information in the public domain or in the possession of such Party. Further, any combination of individual elements of Confidential Information shall not be considered in the public domain or in the possession of a Party merely because one or more individual elements of such Confidential Information are in the public domain or in the possession of such Party unless every feature of the Confidential Information that has been disclosed in accordance with the provisions herein is disclosed in the combination.

5.4 Publicity. Each Party agrees that, except as required by Applicable Laws or regulations, it shall not, without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed, use the name of the other Party in any advertising, promotional or publicity material, or make any form of representation or statement in relation to the Sponsored Clinical Trials, which would constitute an express or implied endorsement by the other Party.

5.5 Return or Destruction of Confidential Information. At any time after expiration or termination of this Agreement, a Disclosing Party may notify a Receiving Party in writing that such Receiving Party must destroy or return to the Disclosing Party the Disclosing Party’s Confidential Information. Each Receiving Party hereby agrees to, within thirty (30) days of such notification: (a) return all documents and tangible items it or its employees or agents have received or created pursuant to this Agreement pertaining, referring or relating to the other Party’s Confidential Information; and (b) return or certify (in a writing attested to by a duly authorized officer of such Party) destruction of all copies, summaries, modifications or adaptations that such Party or its employees or agents have made from the materials provided by the Disclosing Party; provided, however, that a Party is permitted to retain one copy of such materials in its legal files to be used to verify compliance with its obligations hereunder and provided that neither the Receiving Party nor any of its Affiliates shall be required to delete or destroy any electronic back-up tapes or other electronic back-up files that have been created solely by their automatic or routine archiving and back-up procedures, to the extent created and retained in a manner consistent with its or their standard archiving and back-up procedures.

5.6 Publication. Both Parties acknowledge and agree that neither Party shall have the right to submit Study Data for publication or presentation or any other dissemination, either orally or in writing (a “Publication”) prior to expiration of the Negotiation Period, except in the event of required securities filings with the SEC (or its equivalent foreign agency) and only after complying with the procedure for such disclosure in Section 5.2 above. Prior to Publication, the publishing Party shall allow the other to comment on the content of the Publication to be published or presented according to the following procedure:

(i) At least sixty (60) days prior to submission for Publication of any paper, letter, abstract, poster, talk or any other presentation or publication, the publishing Party shall provide to the other Party details of the proposed Publication in an electronic version (cd-rom or email attachment). Upon written request from the other Party, the publishing Party agrees not to submit data for Publication for sixty (60) days in order to allow for actions to be taken to preserve rights for patent protection.

(ii) The publishing Party shall give reasonable consideration to any request by the other Party made within the periods mentioned in clause (i) above to modify the Publication.

(iii) The publishing Party shall remove all Confidential Information of the other Party before finalizing the Publication.

Each such Publication shall appropriately acknowledge both Parties, as applicable, for their participation in and contribution to the particular Sponsored Clinical Trial.

6. TERM AND TERMINATION.

6.1 Term. This Agreement shall take effect as of the Effective Date and shall remain in effect until the earlier of (i) permitted termination of this Agreement (ii) the Parties entering into a Clinical Development and Commercialization Agreement pursuant to Section 3.4 or expiration of the Negotiation Period (“Term”), unless the Parties mutually agree to an extension of the Term, prior to the expiration of the Term by agreement, in writing; provided, however, this Agreement shall remain in effect beyond the Term with respect to rights and obligations that survive termination of this Agreement.

6.2 Termination.

(a)	Either Party may terminate this Agreement upon thirty (30) days’ written notice to the other Party if the other Party commits a material breach of this Agreement, unless such breach is cured within the thirty (30) day notice period, or if such breach is not capable of being cured within thirty (30) days if, during such thirty (30) day period, the breaching Party initiates actions reasonably expected to cure the breach and thereafter diligently proceeds to cure the breach.

(b)	The Parties acknowledge that patient safety is of the ultimate concern and importance. Either Party may terminate this Agreement immediately upon written notice to the other Party if the terminating Party determines in good faith, based on a review of the Study Data or other Study-related information, that the Study may unreasonably affect the Study Subjects’ safety.

(c)	Either Party shall have the right to terminate this Agreement immediately upon notice in the event that it learns of any debarment of the other Party and/or any of its Representatives pursuant to Section 11, and/or in the event that it becomes aware of any fraud or scientific misconduct on the part of the other Party and/or any of their Representatives.

(e)	Either Party shall have the right to terminate this Agreement upon written notice to the other Party (i) if voluntary or involuntary proceedings by or against the other Party are instituted in bankruptcy or under any insolvency law, or a receiver or custodian is appointed for the other Party, or proceedings are instituted by or against the other Party for the dissolution or liquidation of the other Party under the U.S. Bankruptcy Code, which proceedings, if involuntary, shall not have been dismissed within ninety (90) days after the date of filing, or if the other party makes an assignment for the benefit of creditors, or substantially all of the assets of the other party are seized or attached and not released within ninety (90) days thereafter, or (ii) upon the voluntary liquidation, dissolution, winding up or cessation of business by the other Party other than in connection with a permitted assignment of this Agreement

(f)	Either Party may terminate this Agreement immediately upon written notice to the other Party in the event that any Regulatory Authority takes any action, or raises any objection, that permanently prevents the terminating Party from supplying its Development Product for purposes of the Sponsored Clinical Trial. If supply of the Development Product will be delayed (but not permanently prevented) due to such Regulatory Authority action, the Parties shall mutually agree in good faith as to the appropriate course of action. Additionally, either Party shall have the right to terminate this Agreement immediately upon written notice to the other Party in the event that it determines, in its sole discretion, to permanently discontinue development of its Development Product, for medical, scientific or legal reasons.

(g)	Either Party shall be entitled to terminate this Agreement immediately upon written notice to the other Party, if such other Party fails to perform its obligations in accordance with Section 12, and such failure to perform is not cured within ten (10) business days after receipt of written notice specifying the nature of such breach. The other Party shall have no claim against the terminating Party for compensation for any loss of whatever nature by virtue of the termination of this Agreement in accordance with this Section 6.2(g). To the extent (and only to the extent) that the laws of the Territory provide for any such compensation to be paid to the other Party upon the termination of this Agreement, the other Party hereby expressly agrees (to the extent possible under the laws of the territory) to waive or to repay to the Party terminating this Agreement any such compensation or indemnity.

6.3 Consequences of Termination.

(a)	Upon termination (including expiration) of this Agreement for any reason: (i) MedImmune and/or ADVAXIS shall terminate all tasks (if any) relating to the Sponsored Clinical Trial subject to this Agreement in an orderly manner, as soon as practical, and in accordance with a schedule to be agreed to by the Parties within thirty (30) days, subject to the rights and obligations of ADVAXIS or its Investigators to complete such clinical trial(s) and ensure patient safety, and in accordance with Section 6.4; (ii) ADVAXIS shall provide to MedImmune a copy of all Study Data generated up until the date of termination or expiry of the Agreement; (iii) the Parties shall either return or destroy copies of all materials required to be exchanged pursuant to this Agreement, at the request of the Party who supplied such materials; (iv) MedImmune shall have no further obligations to make available its Drug Supply and any Drug Supply in the possession of ADVAXIS or Investigators shall either be returned to MedImmune or destroyed, at MedImmune’s request; and (v) the Parties shall pay any monies, if any, due and owed up to the time of termination as required by this Agreement or any other agreement.

(b)	Nothing herein shall be construed to release either Party of any obligation pursuant to this Agreement for which the principal basis occurred prior to the effective date of any termination.

(c)	The expiration or earlier termination of this Agreement shall not relieve the Parties from performing any obligations accrued prior to the date this Agreement expires or terminates. Without limitation to the foregoing, and to any other Sections of this Agreement which are expressly stated to survive termination or expiry of this Agreement, or which need to survive to accomplish the purpose of the provision, the Parties expressly agree that Sections 3.3.6, 3.4.2, 3.4.3, 4, 5, 6.3, 6.4, 7 and 8 shall survive any termination or expiration of this Agreement.

6.4 Wind-down. MedImmune and ADVAXIS recognize that early termination of this Agreement requires both discussion and coordination between the Parties to ensure patient safety, continuity of treatment, if appropriate, and compliance with Applicable Laws. Upon early termination of this Agreement for any reason, the Parties shall cooperate to provide for an orderly cessation of the Sponsored Clinical Trial, which shall take place by such time period following the date of termination as has been mutually agreed by the Parties. Each Party further agrees to take no action or forego taking action if such action or forbearance would in any manner jeopardize patient safety or the utility, quality or integrity of the Sponsored Clinical Trial, or the associated Study Data, or violate or cause the other Party to violate any Applicable Laws. In addition, ADVAXIS shall conduct such activities as are reasonably necessary in connection with the orderly wind-down of the Sponsored Clinical Trial in question.

7. REPRESENTATIONS AND WARRANTIES.

7.1 Authorization. Each Party hereby represents and warrants to the other Party that: (a) it duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation; (b) has all requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; (c) this Agreement has been duly authorized, executed and delivered by such Party, constitutes a legal, valid and binding obligation of such Party and is enforceable against such party in accordance with its terms; and (d) it is under no contractual or other obligation or restriction that is inconsistent with its execution or performance of this Agreement.

7.2 MedImmune Representations and Warranties. MedImmune represents and warrants that:

(a)	MedImmune has not granted rights, and shall not grant rights, to any Third Party that conflict with the rights granted to ADVAXIS pursuant to Section 4.

(b)	MedImmune Drug Supply shall meet the standards for Good Manufacturing Practice and comply with all Applicable Laws.

(c)	The MedImmune Development Product is the property of MedImmune and the use by ADVAXIS, Study Sites or Investigators of MedImmune Development Products does not and will not infringe any Intellectual Property Rights of any Third Party.

7.3 ADVAXIS Representations and Warranties. ADVAXIS represents and warrants that:

(a)	ADVAXIS has not granted rights, and shall not grant rights, to any Third Party that conflict with the rights granted to MedImmune pursuant to Section 4.

(b)	ADVAXIS shall perform the Sponsored Clinical Trial in accordance with Applicable Laws.

(c)	ADVAXIS has or will have the rights to conduct the Sponsored Clinical Trial and to grant the rights arising from such Sponsored Clinical Trials in accordance with Sections 3 and 4.

(d)	ADVAXIS has all rights in and to the ADVAXIS Development Product and the use by ADVAXIS, the Study Sites or Investigators of ADVAXIS Development Products does not and will not infringe any Intellectual Property Rights of any Third Party.

7.4 Compliance with Laws. Each Party hereby represents and warrants that it will perform its obligations under this Agreement in a professional manner and in accordance with Applicable Laws.

7.5 Warranty Disclaimer. SECTIONS 7.1 – 7.4 SET FORTH THE ONLY WARRANTIES PROVIDED BY ANY PARTY CONCERNING THIS AGREEMENT and the transactions contemplated hereby. THESE WARRANTIES, TOGETHER WITH THE INDEMNIFICATION UNDERTAKINGS OF SECTION 8.3, ARE MADE EXPRESSLY IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE, MERCHANTABILITY, NON-INFRINGEMENT, TITLE OR OTHERWISE.

8. REMEDIES; RISK ALLOCATION.

8.1 Equitable Remedies. The Parties acknowledge and agree that, in the event of a breach or a threatened breach of Sections 4 and 5 of this Agreement, a Party may suffer irreparable damage (in addition to financial harm) for which it will have no adequate remedy at law and, accordingly, a Party shall be entitled to injunctive and other equitable remedies to prevent or restrain, temporarily or permanently, such breach or threatened breach, without the necessity of posting any bond or surety. Such remedies shall be in addition to any other remedy that such Party may have at law or in equity.

8.2 Limitation of Liability.

(a)	Except AS OTHERWISE PROVIDED IN section 8.3 WITH RESPECT TO third party claims, IN NO EVENT SHALL either party be liable TO THE OTHER OR TO ANY THIRD PARTY for any LOST PROFITS OR SAVINGS OR FOR ANY indirect, incidental, consequential, special, PUNITIVE or exemplary damages IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, however caused, under any theory of liability, REGARDLESS OF WHETHER THE PARTIES HAVE ADVISED OR BEEN ADVISED OF THE POSSIBILITY OF ANY SUCH LOSS OR DAMAGE.

(b)	The disclaimers, limitations and exclusions set forth in this Agreement were specifically negotiated by the Parties and form an essential basis for the terms and conditions contained in this Agreement.

8.3 Indemnification.

(a)	ADVAXIS shall defend, indemnify, and hold harmless MedImmune and their Affiliates, officers, directors, employees, and their successors and assigns (each, in such capacity, a “MedImmune Indemnitee”) from and against any claim, suit, demand, loss, damage, expense (including reasonable attorneys’ fees of MedImmune Indemnified Party(ies) and those that may be asserted by a Third Party) or liability (collectively, “Losses”) arising from any claim or proceeding against the MedImmune Indemnitee by a Third Party to the extent that such claim or proceeding is based on: (i) any claim of infringement of patent rights with respect to the ADVAXIS Development Products; (ii) breach of any ADVAXIS representations and warranties under this Agreement; or (iii) product liability or personal injury (including, but not limited to, actions in the form of tort, warranty, or strict liability) arising from or relating to the Sponsored Clinical Trial or the development, testing, manufacture, commercialization, use or other disposition of any ADVAXIS Development Product (except that this Section 8.3(a)(iii) shall not apply to any negligence, gross negligence or willful misconduct by any of the MedImmune Indemnitees or their agents; to any activities conducted by any of the MedImmune Indemnitees outside the scope of this Agreement; to any violation by any of the MedImmune Indemnitees or their agents of any Applicable Laws; or to any unauthorized representations or warranties relating to the ADVAXIS Development Product made by any of the MedImmune Indemnitees or their agents).

(b)	MedImmune shall defend, indemnify, and hold harmless ADVAXIS and its Affiliates, officers, directors, employees, agents, and their successors and assigns (each, in such capacity, an “ADVAXIS Indemnitee”) from and against any Losses arising from any claim or proceeding against the ADVAXIS Indemnitee by a Third Party to the extent that such claim or proceeding is based on: (i) any claim of infringement of patent rights with respect to the MedImmune Development Products, (ii) breach of any of MedImmune representations and warranties under this Agreement; or (iii) product liability or personal injury (including, but not limited to, actions in the form of tort, warranty, or strict liability) arising from or relating to the development, testing, manufacture, commercialization, use or other disposition of the MedImmune Development Product (except that this Section 8.3(b)(iii) shall not apply to any negligence, gross negligence or willful misconduct by any of the ADVAXIS Indemnitees or their agents; to any activities conducted by any of the ADVAXIS Indemnitees outside the scope of this Agreement; to any violation by any of the ADVAXIS Indemnitees or their agents of any Applicable Laws; or to any unauthorized representations or warranties relating to the MedImmune Development Product made by any of the ADVAXIS Indemnitees or their agents).

8.4 Terms of Indemnification. If any claim is made by a third party against a ADVAXIS Indemnitee or a MedImmune Indemnitee (“Indemnitee”), such Party shall be defended, at the indemnifying Party’s sole expense, by counsel selected by the indemnifying Party and reasonably acceptable to the Indemnitee, provided that the Indemnitee may, at its own expense, also be represented by counsel of its own choosing. The indemnifying Party shall have the sole right to control the defense of any such claim or action, subject to the terms of this Section 8.4 including:

(a)	The indemnifying Party’s indemnification under Section 8.3 shall not apply to any claim determined by final judgment to be attributable to the negligence, gross negligence, intentional misconduct or unlawful act of any Indemnitee.

(b)	The indemnifying Party may settle any such claim, demand, action or other proceeding or otherwise consent to an adverse judgment (i) with prior written notice to the Indemnitee but without the consent of the Indemnitee if the only liability of the indemnifying Party to the Indemnitee is the payment of money and the indemnifying Party makes such payment or (ii) in all other cases, only with the prior written consent of the Indemnitee, given that such consent shall not to be unreasonably withheld, delayed or conditioned.

(c)	The Indemnitee shall notify the indemnifying Party promptly of any claim, demand, action or other proceeding for which it seeks indemnification hereunder within fifteen (15) business days of receipt of any such claim, demand action or other proceeding. The Indemnitee shall not settle or otherwise consent to an adverse judgment in any such claim, demand action or other proceeding or make any admission as to liability or fault without the express written permission of the indemnifying party, unless Indemnitee first releases indemnifying Party from its obligations hereunder.

8.5 Insurance. Each Party shall have and maintain in effect insurance coverage of commercial general liability which is adequate to cover its obligations hereunder and which are consistent with normal business practices of prudent companies similarly situated. Such insurance shall be endorsed to include commercial general liability insurance of not less than two million US dollars (U.S. $2,000,000) per occurrence and not less than five million US dollars (U.S. $5,000,000) in aggregate. Each Party shall provide the other Party with a certificate of insurance upon request. Each Party shall provide the other Party with at least fifteen (15) business days prior written notice of any material change, cancellation or expiration of the above-required insurance. It is understood that such insurance shall not be construed to create a limit of either Party’s liability with respect to its indemnification obligations under this Section 8. Each Party shall have the right to satisfy this requirement through a program of self-insurance.

9. RECORDKEEPING; REGULATORY ASSISTANCE.

9.1 Recordkeeping.

9.1.1 ADVAXIS will prepare and maintain, and require each Investigator for the Sponsored Clinical Trial to prepare and maintain, complete, current, accurate, organized and legible study records in a manner acceptable for the collection of data for submission to, or review by, the FDA or other applicable Regulatory Authorities and in full compliance with any protocols and any Applicable Law.

9.1.2 ADVAXIS will prepare and maintain complete, current, accurate, organized and legible records pertaining to the manufacture, labeling and shipping of the ADVAXIS Development Products for submission to, or review by, the FDA or other applicable Regulatory Authorities and in full compliance with any protocols and any Applicable Law. MedImmune will prepare and maintain complete, current, accurate, organized and legible records pertaining to the manufacture and shipping of the MedImmune Development Products for submission to, or review by, the FDA or other applicable Regulatory Authorities and in full compliance with any protocols and any Applicable Law.

9.2 ADVAXIS shall retain, or require Study Sites, Investigators, or other Representatives to retain, all study records during the Sponsored Clinical Trial and thereafter until the last approval of a marketing application in an ICH region and until there are no pending or contemplated marketing applications in an ICH region (the “Retention Period”). At the end of the Retention Period, ADVAXIS may retain or destroy, in ADVAXIS’s sole discretion, such study records.

10. DISPUTE RESOLUTION.

The Parties will attempt to settle any claim or controversy arising out of this Agreement or the subject matter hereof through consultation and negotiation in good faith in a spirit of mutual cooperation. If the individuals who normally handle the day-to-day matters pertaining to this Agreement are not able to resolve such dispute, such matters will be elevated to individuals of each Party at the Vice President level or higher, who shall use reasonable efforts to attempt to resolve the dispute through good faith negotiations by telephone or in person as may be agreed. If they fail to resolve the dispute within thirty (30) days after it is referred to them and do not mutually agree to extend the time for negotiation, then either Party shall have the right to pursue any judicial remedy at law or in equity. Notwithstanding the foregoing, either Party may immediately pursue judicial remedies for disputes pertaining to potential breaches of Sections 4.1-4.5 or 5 of this Agreement in order to preserve such Party’s Intellectual Property Rights and Confidential Information.

11. DEBARMENT.

Each Party hereby certifies that neither it nor any of its Representatives has been debarred, or been convicted of a crime which could lead to debarment, under the US Generic Drug Enforcement Act of 1992 or similar laws under any other jurisdiction. If a Party or any of its Representatives is debarred or receives notice of an action or threat of action of debarment, such Party shall immediately notify the other Party of same. Each Party understands that receipt of such notice may result in the immediate termination of this Agreement.

12. ANTI-BRIBERY AND ANTI-CORRUPTION.

Each Party agrees, on behalf of itself and its officers, directors, employees, Affiliates, agents and Representatives, that, in connection with the matters that are the subject of this Agreement, and the performance of its obligations hereunder:

(a)	it will comply with the Anti-bribery and Anti-corruption Laws and the Anti-Corruption Policies, and will not take any action that will cause the other Party or its Affiliates to be in violation of any such laws or policies.

(b)	it will not, directly or indirectly, pay, offer or promise to pay, or authorize the payment of any money, or give, offer or promise to give or authorize the giving of anything of value to:

	(i)	any Government Official in order to influence official action;

	(ii)	any person (whether or not a Government Official) (A) to influence that person to act in breach of a duty of good faith, impartiality or trust (“acting improperly”), (B) to reward the person for acting improperly, or (C) where that person would be acting improperly by receiving the thing of value; or

	(iii)	any other person while knowing or having reason to know that all or any portion of the money or thing of value will be offered, promised or given to a Government Official in order to influence official action or to any person to influence that person to act improperly.

(c)	It will not directly or indirectly solicit, receive or agree to accept any payment or anything else of value in violation of the Anti-Corruption Laws or the Anti-Corruption Policies.

13. GENERAL.

13.1 Independent Contractors. This Agreement and the relations hereby established by and among ADVAXIS and MedImmune does not constitute a partnership, joint venture, franchise, agency or contract of employment. Neither Party is granted, and neither Party shall exercise, the right or authority to assume or create any obligation or responsibility on behalf of or in the name of any other Party or such Party’s Affiliates.

13.2 Force Majeure. Except as otherwise provided in this Agreement, in the event that a delay or failure of a Party to comply with any obligation created by this Agreement is caused by acts of God, wars, revolution, civil commotion, acts of public enemy, labor strikes (other than employees of the affected party), terrorism, embargo or acts of government in its sovereign capacity (“Force Majeure”), the “affected Party” will, after giving prompt notice to the “disadvantaged Party(ies),” be excused from such performance on a day-to-day basis during the continuance of such prevention, restriction, or interference (and the disadvantaged Party(ies) will likewise be excused from performance of its obligations on a day-to-day basis during the same period), provided, however, that the affected Party will use its best efforts to avoid or remove the causes of nonperformance and all Parties will proceed immediately with the performance of their obligations under this Agreement whenever the causes are removed or cease.

13.3 This Agreement and the rights and obligations under this Agreement may not be assigned by operation of law or otherwise by either Party without the consent of the other Party, provided, however, that either Party may assign this Agreement without the consent of the other Party to an Affiliate or to a successor by virtue of a sale of all or substantially all of its assets related to this Agreement, merger, consolidation or similar transaction provided, further, that the assigning Party shall deliver written notice of any such permitted assignment to the other Party, and the assignee shall agree to be bound to the non-assigning Party under the terms and conditions of this Agreement. Subject to the restriction on assignment of this Section 13.3, this Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Parties. Any purported assignment that is not in compliance with this Section 13.3 shall be null and void.

13.4 Notices.

(a)	Each notice required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by a nationally recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, as follows:

If to MedImmune:

MedImmune, LLC
One MedImmune Way
Gaithersburg, MD 20878, USA
Attention: Edward Bradley, Senior Vice President - Oncology

With a copy to:

MedImmune LLC
One MedImmune Way
Gaithersburg, MD 20878, USA
Attention: General Counsel

If to ADVAXIS:

Advaxis, Inc.
305 College Road East
Princeton, New Jersey 08540
Attention: Chief Executive Officer

With a copy to (but not for Notice purposes):

Pearl Cohen Zedek Latzer Baratz, LLP
1500 Broadway, 12th Floor
New York, New York 10036
Attention: Mark Cohen

(b)	Such notice shall be deemed to have been received by the other Party (i) when delivered if personally delivered on a business day; (ii) on the business day after dispatch if sent by nationally-recognized overnight courier; or (iii) on the fifth (5th) business day following the date of mailing if sent by mail. A Party may change its address by giving written notice delivered in accordance with this Section.

13.5 Applicable Law and Jurisdiction. This Agreement shall be governed by, subject to, and construed in accordance with the substantive laws of Delaware, without regard for any choice or conflict of laws rule or provision that would result in the application of the substantive law of any other jurisdiction.

13.6 Waivers. The waiver by a Party of a breach or default under any provision under this Agreement or the failure of such party to exercise its rights under this Agreement in any instance shall not operate or be construed as a continuing waiver or a waiver of any subsequent breach or default. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar).

13.7 Entire Agreement. The terms and provisions contained in this Agreement (including the Appendixes) constitute the entire understanding of the Parties with respect to the transactions and matters contemplated hereby and supersede all previous communications, representations, agreements and understandings relating to the subject matter hereof. No agreement or understanding extending this Agreement or varying its terms shall be binding upon either party unless it is in a writing specifically referring to this Agreement and signed by a duly authorized representative of the applicable Party.

13.8 Severability. In the event that any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement and such invalid or unenforceable provision shall be construed by limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, Applicable Laws.

13.9 Binding Effect; Benefits. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns; nothing in this Agreement, expressed or implied, is intended to confer on any person or entity other than the Parties hereto or, as applicable, their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

13.10 Headings. The section numbers and headings are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

13.11 Further Assurances. Each Party covenants and agrees that, subsequent to the execution and delivery of this Agreement and without any additional consideration, it will execute and deliver any further legal instruments and perform any acts which are or may become reasonably necessary to effectuate the purposes of this Agreement.

13.12 Rules of Construction. The Parties agree that they have participated equally in the formation of this Agreement and that the language and terms of this Agreement shall not be construed against a Party by reason of the extent to which such Party or its professional advisors participated in the preparation of this Agreement.

13.13 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or Portable Document Format signatures shall be accepted as original signatures and may be transmitted electronically and any document created pursuant to this Agreement may be maintained in an electronic document storage and retrieval system, a copy of which shall be considered an original.

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed on their behalf by their duly authorized representatives as of the Effective Date.

MEDIMMUNE, LLC		ADVAXIS, INC.

By:	/s/ Edward Bradley	By:	/s/ Daniel J. O’Connor

Name:	Edward Bradley	Name:	Daniel J. O’Connor

Title:	SVP, R&D Oncology iMED Head	Title:	President and Chief Executive Officer

Date:	July 21, 2014	Date:	July 21, 2014

Execution Version

Appendix A

Protocol Concept Sheet

Synopsis

Sponsor:	Name of Finished Product:	Type of Treatment:
Advaxis, Inc.	ADXS11-001 MEDI-4736

ADXS11-001 is a live, attenuated Listeria monocytogenes (Lm) based vector bioengineered to secrete a fusion peptide of tLLO-HPV (human papillomavirus) E7.

MEDI-4736 Programmed death-ligand 1 (PD-L1) also known as cluster of differentiation 274 (CD274) or B7 homolog 1 (B7-H1).

Study Title: Phase 1-2 Study of ADXS11-001 or MEDI-4376 Alone or Combination In Previously Treated Locally Advanced or Metastatic HPV+ Cervical or Head & Neck Cancer
Type of Study: Randomized open-label Phase 1 with Phase 2 expansion cohort
Study Centers: Multicenter: 1. Georgia Reagents University Cancer Center, [c.i.] 2. Others to be determined.

Objectives:

Primary objective: Phase 1

● To evaluate the safety and tolerability of ADXS11-001 or MEDI-4736 alone and in combination (ADXS11-001 + MEDI-4736) administered in repeating cycles in previously treated locally advanced or metastatic HPV+ head & neck cancer

● Select a regimen for Phase 2 expansion based on safety, tolerability, evidence of clinical activity and correlative studies

Primary Objective: Phase 2 expansion

● To develop an estimate of clinical activity including: tumor responses, progression-free survival (PFS) by immune-related response evaluation criteria (irRECIST) and overall survival for a Phase 2 efficacy estimate.

Secondary Objectives

● Describe and evaluate data from correlative immunologic and pathologic studies, along with other exploratory investigations to patient outcomes.

Methodology: [c.i.]
The Number of Patients Planned: [c.i]
Diagnosis and Main Criteria for Eligibility: [c.i.]
Test Product, Dose, Mode of Administration: [c.i.]
Reference Therapy: [c.i.]
Study Duration: [c.i.]
Criteria for Evaluation: [c.i.]
Statistical Methods: [c.i.]

Schema

[c.i.]

Table 1	Schedule of Dosing and Efficacy Assessments–ADXS11-001 Monotherapy

[c.i.]

Table 2	Schedule of Dosing and Efficacy Assessments–MEDI-4736 Monotherapy

[c.i.]

Table 3	Schedule of Dosing and Efficacy Assessments–ADXS11-001 + MEDI-4736 Combination Therapy

[c.i.]

Appendix B

Samples Analysis/Assays Procedures

[c.i.]